July 16, 2019

Lance Rosenzweig
President
StarTek, Inc.
Carrara Place
4th Floor, Suite 485
6200 South Syracuse Way
Greenwood Village, CO 80111

       Re: StarTek, Inc.
           Registration Statement on Form S-3
           Filed on July 15, 2019
           File no. 333-232659

Dear Mr. Rosenzweig:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Paul Fischer at 202-551-3415 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Telecommunications
cc:    Jeffrey Kesselman